

07007882

BB 6/22

S

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COLDBROOKE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 MAIN STREET #700
(No. and Street)

IRVINE	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARLSON & SMITH LLP
(Name – *if individual, state last, first, middle name*)

21900 BURBANK BLVD. #200	WOODLAND HILLS	CA	91367
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2007 WASH. D.C. 185

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, GARY L. KALTENBACH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COLDBROOKE FINANCIAL SERVICES, INC., as of MARCH 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT
Title

SEE ATTACHED
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUBSCRIBED and SWORN to before me, this 29th day of May, 2007 by GARY L. KALTENBACH, personally known to me or proved to me on the basis of satisfactory evidence to be the persons who appeared before me.


EDWARD S. INOUYE
COMM. # 1695773
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. SEPT. 25, 2010

Notary Public

COLDBROOKE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
FOR THE YEAR ENDED
March 31, 2007


SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2007
WASH, D.C.
185

CARLSON
&
SMITH LLP
CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
21900 BURBANK BOULEVARD, SUITE 200
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Coldbrooke Financial Services, Inc.

We have audited the accompanying statement of financial condition of Coldbrooke Financial Services, Inc. a California corporation as of March 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coldbrooke Financial Services, Inc. at March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlson + Smith LLP

Woodland Hills, California

May 26, 2007

COLDBROOKE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2007

ASSETS

Cash and cash equivalents	$	47,514
Other assets		44
	$	47,558

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	1,070
Total liabilities		1,070
Stockholder's Equity:		
Class A common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares		1,000
Class B common stock, no par value, authorized 990,000 shares, issued and outstanding 9,000 shares		9,000
Retained earnings		36,488
Total stockholder's equity		46,488
	$	47,558

See accompanying notes and auditor's report.

COLDBROOKE FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the Year Ended March 31, 2007

Revenue	
Other income	$ 2,590,644
	2,590,644
Expenses	
Salaries and benefits for voting stockholder officer	385,664
Other employee compensation and benefits	2,098,407
Occupancy	37,146
Communications and data processing	784
Other expenses	69,566
	2,591,567
Income (Loss) before income taxes	(923)
Provision for income taxes	5,535
Net income (loss)	$ (6,458)
Basic earnings per share	$ (1)

See accompanying notes and auditor's report.

COLDBROOKE FINANCIAL SERVICES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2007

	Capital Stock					
	Common Class A		Common Class B			
	Shares	Amount	Shares	Amount	Retained Earnings	Total Stockholder's Equity
Balance at March, 31 2006	1,000	$ 1,000	9,000	$ 9,000	$ 42,946	$ 52,946
Net income (loss)					(6,458)	(6,458)
Balance at March, 31 2007	1,000	$ 1,000	9,000	$ 9,000	$ 36,488	$ 46,488

See accompanying notes and auditor's report.

COLDBROOKE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2007

Cash flows from operating activities		
Net income (loss)		($ 6,458)
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets		
Other assets	4,736	
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities	1,070	
Income tax payable	(45)	
Total adjustments		5,761
Net cash used for operating activities		(697)
Cash Flows From Investing Activities		
Proceeds from collection of advance to shareholder	19,416	
Net cash provided by investing activities		19,416
Net increase in cash		18,719
Cash, April 1, 2006		28,795
Cash, March 31, 2007		$ 47,514

See accompanying notes and auditor's report.

SCHEDULE I

COLDBROOKE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2007

Net Capital	
Total stockholder's equity	$ 46,488
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	46,488
Add:	
Subordinated borrowings allowable in computation of net capital	0
Other allowable credits	0
Total capital and other allowable credits	46,488
Nonallowable assets:	
Prepaid income taxes	(44)
Net Capital before haircuts	46,444
Haircuts on securities	0
Net Capital	$ 46,444
Aggregate indebtedness	
Accounts payable, accrued expenses and other liabilities	1,070
Total liabilities included in the financial statement	1,070
Total aggregate indebtedness	$ 1,070
Minimum net capital required based on aggregate indebtedness	$ 71
Minimum dollar requirement	$ 5,000
Net capital required	$ 5,000
Excess net capital	$ 41,444
Excess net capital at 1,000 percent	$ 46,337
Ratio: aggregate indebtedness to net capital	0.0230

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of March 31, 2007)

Net Capital as reported in Company's Part IIA (unaudited) FOCUS report	46,444
Net Capital as reported above	$ 46,444

See accompanying notes and auditor's report.

COLDBROOKE FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
As of March 31, 2007

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

Not applicable because the company is exempt under Rule 15c3-3 section (k) (1)
- limited business (variable annuities only)

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

Not applicable because the company is exempt under Rule 15c3-3 section (k) (1)
- limited business (variable annuities only)

See accompanying notes and auditor's report.

Coldbrooke Financial Services, Inc.
Notes to Financial Statements
March 31, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Coldbrooke Financial Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

(a) Business Activity

The Company is a registered limited broker dealer created to facilitate in the payment of commissions to registered representatives of Signator Investors, Inc. generated by the sale of John Hancock variable life and variable annuity products. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The Company receives overrides from the domestic sale of John Hancock Variable Life Insurance Company products but does not participate in or facilitate their sale. As a broker dealer, the Company has only one registered representative and no non-registered employees. The Company does not anticipate selling any products to the general public or having any customer accounts.

(b) Revenue and Cost Recognition

The Company recognizes revenue for overrides as they are earned. The commissions earned by the registered representatives of Signator Investors, Inc. who are employed by the related entity wholly owned by the shareholder of the Company are recorded as income of the company when received. The commissions are paid to the related company on the same day they are received and they are also recorded as expenses of the Company as they are paid. Period expenses are recognized when incurred.

(c) Accounts Receivable

An allowance for doubtful accounts is provided equal to the estimated loss of collection to be incurred in the collection of all accounts. At March 31, 2007, the allowance for doubtful accounts was zero.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

(e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Those estimates include an allowance, if any, for uncollectible accounts.

Coldbrooke Financial Services, Inc.
Notes to Financial Statements
March 31, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), *Accounting for Income Taxes.* SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities.

NOTE 2 – CASH & CASH EQUIVALENTS

Following is a summary of cash and cash equivalents at March 31, 2007:

Cash in bank	$ 47,514

NOTE 3 – INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of income are as follows:

	Current	Deferred	Total
Federal	$ 4,735	$0	$ 4,735
State and local	800	0	800
	$ 5,535	0	$ 5,535

During the fiscal year ended March 31, 2007, $799 was paid to the California Franchise Tax Board in state income taxes for the current fiscal year. There was an overpayment in federal taxes of $4,779 and an overpayment of $1 in California state income taxes from the previous year applied to the current year.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company's cash funds are located in a single financial institution. Cash accounts at the bank are insured by the FDIC for up to $100,000. At March 31, 2007, the Company's cash balance did not exceed the insured limit.

Coldbrooke Financial Services, Inc.
Notes to Financial Statements
March 31, 2007

NOTE 5 – COMMON STOCK

The Company is authorized to issue and has issued two classes of common stock: Class A common stock, a type of voting stock, and Class B common stock, a type of non-voting stock.

NOTE 6 – BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the year. Diluted earnings per share are not presented because the Company has issued no common shares bearing any potential for dilution.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a specified minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2007, the Company had net capital of $46,444, which was $41,444 greater than its required net capital of $5,000. The Company's net capital ratio was 0.02 to 1.

NOTE 8 – MAJOR CUSTOMERS/PRODUCTS

Ninety-nine percent of the Company's revenue is derived from sales of a variety of products offered by one major insurance company. If that insurance company goes bankrupt or undergoes substantial change, it could adversely affect the Company's operations. However, with resources currently available to the Company, the Company should be able to change its operation and sell variety of other products from other insurance companies within a very short time.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with another company wholly owned by the shareholder. Under this agreement, the Company pays this related entity a monthly administrative fee for services performed by employees of the related entity, rent for office space, telephone costs, and the cost of office furniture and equipment usage. The fees are determined from time to time in accordance with a formula developed by a third party on a reasonable basis. The terms of the agreement will remain in effect until the agreement is cancelled in writing by either party or the related party's contract with John Hancock Life Insurance Company is terminated. These agreements will be cancelled and new ones drafted shall the current terms materially change. For the fiscal year ended March 31, 2007, the Company paid $36,000 in administrative fees, $25,746 in rent, $783 in telephone, and $11,400 in furniture and equipment usage.

END